GSO / Blackstone Debt Funds Management LLC

345 Park Avenue, 31st Floor

New York, NY 10154

Blackstone / GSO Senior Floating Rate Term Fund

345 Park Avenue, 31st Floor

New York, NY 10154

Re: Fee Waiver

Ladies and Gentlemen:

GSO / Blackstone Debt Funds Management LLC (the “Adviser”) and Blackstone / GSO Senior Floating Rate Term Fund (the “Fund”) are parties to that certain Investment Advisory Agreement, dated as of May 24, 2010 (the “Investment Advisory Agreement”), pursuant to which the Fund is obligated to pay to the Adviser, among other things, a management fee calculated at the annualized rate of 1.00% of the Fund’s Managed Assets. The Adviser previously agreed to waive a portion of its management fee as set forth in this Agreement (as defined below) in connection with seeking approval from the Fund’s shareholders and board of trustees to extend the Fund’s term from May 31, 2020 to May 31, 2022. Capitalized terms used but not defined herein have the meanings ascribed to them in the Investment Advisory Agreement.

This letter agreement (this “Agreement”) confirms the waiver by the Adviser of a portion of the management fees payable by the Fund, as follows:

The Adviser hereby agrees to reduce its management fee to an annualized rate of 0.90% of the Fund’s Managed Assets effective from November 17, 2017 until May 31, 2022. If this Agreement is terminated before the end of any month, the management fee waiver for the part of the month before such termination shall be prorated. This Agreement will terminate automatically in the event of the termination of the Investment Advisory Agreement.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

The Adviser understands and intends that the Fund will rely on this undertaking in preparing and filing a prospectus and other documents for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes as expressly permitted by the Adviser.

GSO / Blackstone Debt Funds Management LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Agreed and Accepted:

Blackstone / GSO Senior Floating Rate Term Fund

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Chief Compliance Officer, Chief Legal Officer & Secretary